Filed Pursuant to Rule 433

Registration Statement No. 333-202524

December 26, 2017

HSBC Vantage5 Index – video script version 2.0 (12.22.2017)

Video Shot	Script

Hello and welcome to the HSBC Vantage5 Index educational video. This video will act as a guide to better understand the Vantage5 Index objectives and methodology. This video is not intended to provide information on any specific investment and prior to any investment, investors should carefully review the full written terms and conditions set forth in the respective offering documents.

The HSBC Vantage5 Index is a multi-asset, momentum based strategy that seeks to maximize returns for a given level of risk based on a portfolio of ETFs. On a monthly basis, the index selects from a basket of 13 ETFs across 5 asset classes including Equities, Bonds, Emerging Markets, Real Assets, and Inflation, as well as a Cash component. The Index is an excess return index, which reflects the Index return less the cost of funds. In addition, the Index includes a daily index maintenance fee of 85 basis points per annum.

In this chart, we compare the S&P 500 Index Excess Return and the Barclays US Aggregate Bond Index Excess Return to that of the HSBC Vantage5 Index. It is important to note that in this chart, the HSBC Vantage5 Index employs the use of simulated historical data and that past hypothetical performance results are neither indicative, nor a guarantee, of future returns.

The Index is based on a multi-asset strategy of five asset classes and cash, and within those Asset classes are 13 ETFs.

To ensure a mixed exposure to a variety of asset classes, each asset class has a maximum exposure.

Additionally, each individual ETF component is capped to prevent overweighting.

So, how does the Vantage5 Index strategy work?

On a monthly basis, the strategy reviews all combinations of the possible portfolios that comply with the asset class requirements.

The volatility of each portfolio is then calculated by observing the annualized volatility of the previous 126 five-day returns, observed daily.

The strategy removes all portfolios with a volatility level in excess of 5%.

In rare cases when all portfolios have volatility above 5%, the target is then raised by increments of 0.25% at a time and the process starts over. This process ensures that only low volatility portfolios are used by the strategy.

Once the total universe of portfolios has been narrowed down, the performance of each remaining portfolio is then calculated twice. The first calculation measures the performance over the previous three months, and the second calculation measures the performance over the previous six months.

It is from the remaining group of portfolios that the strategy selects two portfolios; the one with the best 3 month historical performance and the one with the best six month historical performance.

The weights of the two remaining portfolios are then averaged to create the Monthly Reference Portfolio for that upcoming month. Averaging the two portfolios of differing time horizons allows the investor to potentially benefit from both shorter and longer momentum trends.

Through the use of simulated back-testing, Please note these performance returns as follows.

This performance may be traced to:

A greater exposure to equities, within the context of volatility control, to increase the potential for overall performance.

Inclusion of equity ETFs such as the PowerShares QQQ and the S&P Low Volatility ETF

And the absence of an intra-month volatility cap, which allows the portfolio to capture more market potential.

Thank you very much for your interest in the HSBC Vantage5 Index.

HSBC has filed a registration statement (including a prospectus and the applicable supplements) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in a particular offering will arrange to send you the prospectus and the applicable supplements if you request them by calling toll-free 1-866-811-8049.”